Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following slide presentation is available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or was otherwise disseminated by Kraft Foods Inc. on January 12, 2010.

Forward-Looking Statements

This slide presentation contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury plc. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this slide presentation, except as required by applicable law or regulation.

Additional US-Related Information

This slide presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the offer. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Kraft Foods Building on a Global Powerhouse January 12, 2010

Forward-looking statements

This slide presentation contains forward-looking statements regarding our offer to combine with Cadbury, including but not limited to statements regarding our beliefs that: we will have steady improvement in operating income margin; we are well positioned to deliver top-tier performance; driving high quality organic revenue growth, executing strong pipeline of cost-savings initiatives, increasing investment in Sales, R&D, A&C; our targets of organic revenue growth of 4%+, profit margins to industry benchmarks, EPS growth at high end of 7%-9%, and cash flow growth in excess of EPS growth; solid organic revenue growth going forward, good balance between volume/mix and pricing, sustainable growth objectives for every geography, long-term organic revenue growth targets; a strong pipeline of cost-savings initiatives target accelerated margin expansion, end-to-end productivity will better leverage scale, overhead cost reset will further expand margins, and A&C will continue to increase as a percent of net revenue; our priorities of focusing on growth categories, including transforming into a leading snack, confectionery and quick meals company, exit lower growth and/or lower margin businesses, reinvigorate high cash flow businesses to fund growth; expanding our footprint in developing markets, capitalize on population growth trends, long-term opportunity as consumer "trade-
up" to our products, provide scale to invest in infrastructure in key geographies; expand presence in growing trade channels, Instant Consumption Channels
("ICC") continue to gain share versus traditional channels in U.S. and EU, increase access to significant parts of our portfolio; enhance our margins, improve portfolio mix, drive down costs while investing in quality; Cadbury will help accelerate Kraft Foods' strategic plans; Cadbury's footprint is highly complementary to Kraft Foods', increasing scale in developing markets for both companies; Cadbury has strong infrastructure in instant consumption channels; a combination with Cadbury provides the potential for meaningful revenue synergies and a significant opportunity to realize cost savings; the combination has the potential for meaningful revenue synergies with a highly complementary geographic footprint, investments in distribution, marketing and product development, and annual cost savings of at least $625 million, which is over and above current performance improvement programs at Kraft Foods and Cadbury, including Cadbury's Vision Into Action program; potential annual pre-tax cost savings of $300 million of operational synergies, $200 million of general and administrative synergies and $125 million of marketing and selling synergies have been identified thus far; we expect to achieve run-rate savings by the end of the third year; the total one-off implementation cash costs is $1.2 billion; we have proven our ability to successfully integrate acquisitions;
combined, we would be the global leader in confectionary with a diversified portfolio of leading confectionary brands; our estimated global confectionary market shares as a combined company; this combination would further accelerate long-term growth; our long-term targets of organic revenue growth and long-term EPS growth; Kraft Foods delivers attractive and immediate value; provide Cadbury shareholders with both value certainty and the opportunity to participate in future upside of the combined company; we believe our offer is understated due to recent share pressure; Kraft Foods is offering a significant premium; we believe that Kraft Foods is by far the best partner for Cadbury; we have strong standalone operating and financial momentum; Kraft Food +
Cadbury is a compelling strategic fit; the combination would further accelerate both companies' long-term growth; our offer delivers attractive and immediate value to Cadbury shareholders. These forward-looking statements are subject to a number of risks and uncertainties many of which are beyond our control that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, our indebtedness and ability to pay our indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the U.S., tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the combination, failure to realize the expected benefits of the combination, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the combination. For additional information on these and other factors that could affect our forward-looking statements, see the risk factors set forth in our filings with the U.S.
Securities and Exchange Commission (the "SEC"), including our registration statement on Form S-4 filed in connection with the offer, our most recently filed
Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this slide presentation, except as required by applicable law or regulation.

Forward-looking statements
Additional U.S.–related information
This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American
Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft
Foods' other public filings with the SEC, may be obtained without charge at the SEC's website at www.sec.gov and at Kraft Foods'
website at
Responsibility Statement
The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.

. www.kraftfoodscompany.com

Agenda • Kraft Foods: A Strong Base to Build On • Kraft Foods + Cadbury: A Global Powerhouse • Kraft Foods’ Offer 4

5 Three years ago, laid out four strategies to return Kraft Foods to sustainable growth Exploit Sales Capabilities Reframe Categories Balance Cost & Quality Rewire for Growth

Reframe
Categories
Successfully executed our turnaround despite
a difficult environment
• Strengthened senior leadership team
• Decentralized to create accountable
business units
• Revised incentive systems with right
metrics
• Enhanced relevance of core brands
–
Rebuilt our innovation pipeline
–
Increased value-oriented marketing
• Strengthened our category mix
• Focused investments on priority
categories, core brands, key markets
Rewire for
Growth

Successfully executed our turnaround despite
a difficult environment (continued)
• Leveraging our scale in the marketplace
–
Established Wall-to-Wall in the U.S.
–
Taking Wall-to-Wall to next level with High
Visibility Wall-to-Wall
• Expanded reach in growing trade
channels
• Improved coverage in traditional trade
• Improved product quality from parity to
vastly preferred
• Leveraged tailwind of restructuring
program to invest in growth
• Moved to a model of continuous
improvement
Exploit
Sales
Capabilities
Balance
Cost &
Quality

8 Growth from volume/mix improving sequentially Product line discontinuations Volume/Mix Easter Shift (3.4)pp 0.2 pp 0.7 pp ~(0.8)pp ~(1.0)pp ~(0.8)pp ~(0.8)pp ~0.8 pp Q1 ‘09 Q2 ‘09 Q3 ‘09

Steady improvement in operating margins
Operating Income Margin
Q1’08 Q1’09 Q2’08 Q2’09 Q3’08 Q3’09
11.8%
13.5%
11.8%
15.0%
15.1%
14.5%
10.6%
13.2%
9.8%
Reflects reported operating income margins in Q1, Q2 and Q3 2008.
See GAAP to Non-GAAP reconciliation at the end of this presentation.
Reflects operating income margins excluding items in Q1, Q2 and Q3 2008

Cash flow up strongly
• Improved gains from working capital efficiency programs and disciplined management of capital expenditures
$2.2
$2.4
FY’07 FY’08
$2.7
9 Months Ending
30 September 2009
Discretionary Cash Flow
($ billions)
*
Excluding Post cereals and adjusted for the timing of deferred interest payments.  See GAAP to Non-GAAP reconciliation at the end of this presentation.
*

Well-positioned to deliver
top-tier performance
• Driving high quality organic revenue growth
• Executing strong pipeline of cost-savings initiatives
• Increasing investment in Sales, R&D, A&C
Targets
– Organic revenue growth of 4%+
– Profit margins to industry benchmarks
– EPS growth at high end of 7%-9%
– Cash flow growth in excess of EPS growth

Solid organic revenue growth going forward
• Good balance between volume/mix and pricing
• Sustainable growth objectives for every geography
North America 3-5%
Europe 1-3%
Developing Markets        8-10%
Total Kraft Foods           4%+
Long-Term Organic Revenue Growth Targets

A strong pipeline of cost-savings initiatives
target accelerated margin expansion
*
• End-to-End Productivity
will better leverage scale
• Overhead Cost Reset will
further expand margins
• A&C will continue to
increase as a percent of
net revenue
(1) Reflects Operating Income Margin ex. Items.  Reported 2008 Operating Income Margin was 9.2%.
See GAAP to Non-GAAP Reconciliation at the end of this presentation.
Operating
Income Margin
2008
2011
Target
12.3%
(1)
Mid-Teens
* Nothing in this presentation is intended to be a profit forecast and the statements in this presentation should not be interpreted to mean that the earnings per Kraft Foods share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

• Focus on growth categories
–
Transform into a leading snack, confectionery and quick meals company
–
Exit lower growth and/or lower margin businesses
–
Reinvigorate high cash flow businesses to fund growth
Four priorities shape Kraft Foods’
long-term strategy
Growth
Categories
• Expand footprint in Developing Markets
–
Capitalize on population growth trends
–
Long-term opportunity as consumers “trade-up” to our
products
–
Provides scale to invest in infrastructure in key geographies
• Expand presence in growing trade channels
–
Instant Consumption Channels (“ICC”) continue to gain share
versus traditional channels in U.S. and EU
–
Increase access to significant parts of our portfolio
• Enhance margins
–
Improve portfolio mix
–
Drive down costs while investing in quality
Developing
Markets
Growing
Channels
Margin
Expansion

Agenda • Kraft Foods: A Strong Base to Build On • Kraft Foods + Cadbury: A Global Powerhouse • Kraft Foods’ Offer 15

• Cadbury has a strong portfolio with leading market
positions in the fast-growing confectionery category
Cadbury will help accelerate Kraft Foods’
strategic plans
Developing
Markets
Growth
Categories
Growing
Channels
• Cadbury’s footprint is highly complementary to Kraft Foods’, increasing scale in developing markets for both companies
• Cadbury has strong infrastructure in instant consumption
channels
• A combination with Cadbury provides the potential for
meaningful revenue synergies and a significant opportunity
to realize cost savings
Margin
Expansion

This combination would provide for meaningful
synergies and cost savings
• Potential for meaningful revenue synergies
–
A highly complementary geographic footprint
–
Investments in distribution, marketing and product development
• Annual cost savings of at least $625 million*
–
Over and above current performance improvement programs at
Kraft Foods and Cadbury
• Including Cadbury's Vision Into Action program
–
Potential annual pre-tax cost savings identified thus far:
• $300 million of operational synergies
• $200 million of general and administrative synergies
• $125 million of marketing and selling synergies
–
Expect to achieve run-rate savings by end of third year
–
Total one-off implementation cash costs of $1.2 billion

* There are several material assumptions underlying the synergies estimate which might therefore be materially greater or less than those estimated.
This estimate of cost synergies was announced on 7 September 2009, and repeated in the offer documentation published on 4 December 2009, and has been reported on under the U.K. Takeover Code by Ernst & Young LLP and by Lazard & Co., Limited.  Copies of their reports are included in
Appendix V of the U.K. offer document dated 4 December 2009, which can be found at www.transactioninfo.com/kraftfoods, and the Form 8-K filed with the SEC on 4 December 2009.  The estimate of cost synergies should be read in conjunction with Appendix II of that announcement, which
contains, among other information, certain key assumptions underlying the estimate.   The board of Kraft Foods confirms that the synergies estimate remains valid for the purposes of the offer and that Ernst & Young LLP and Lazard & Co., Limited have indicated that they have no objection to their reports continuing to apply.

We have proven our ability to successfully
integrate acquisitions
• Expansion of global core category, providing strong third leg in
Europe and increased Developing Markets presence
• Added $2.6B in revenue and $400MM in operating profit
• Synergies ahead of plan
• Acquisition of Spain and Portugal biscuit business, bringing
European manufacturing base and return of Nabisco trademarks
• Added $400MM in revenue and $70MM in operating profit
• Integration proceeded on track
• Entered rapidly growing snacks category
• Increased worldwide revenues by 30%
• Scale step up in Latin America and to lesser extent Asia Pacific
• Smooth integration, synergies exceeded original targets
GROUP DANONE’S
GLOBAL BISCUIT
BUSINESS
(2007)
UNITED BISCUITS’
IBERIAN
OPERATIONS
(2006)
NABISCO
(2000)

Combined, we would be the global
leader in confectionery …
Kraft Foods
+ Cadbury
Mars
Wrigley
Cadbury Nestlé Kraft Foods Hershey Ferrero Perfetti
Van Melle
Lindt &
Sprungli
14.8%
14.6%
10.1%
7.8%
4.7%
4.5% 4.5%
2.9%
2.0%
Chocolate 15.2% 14.6% 6.9% 12.6% 8.3% 6.7% 7.3% NA 3.6%
Gum 28.9% 35.4% 28.8% 0.1% 0.1% 0.6% NA 6.8% NA
Sugar Confectionery 7.6% 5.0% 7.3% 2.6% 0.3% 2.6% 1.5% 6.4% NA
Global Confectionery Market Shares
Global Share
“… we all know that the world of retailers
is consolidating and it’s better to have
a stronger position when you’re
standing in front of your retail partner
to say, we can be your category
captain and leader as it relates to
confectionery.”
Todd Stitzer, Cadbury CEO,
16 September 2009

Source: Euromonitor 2008.

Milka	Cadbury	Trident	HALLS
Côte d'Or Since 1883	Cadbury Flake	Dentyne	THE NATURAL CONFECTIONERY CO.
TOBLERONE	Cadbury creme egg	Bubbaloo	
LACTA	GREEN & BLACK'S ORGANIC	HOLLYWOOD Chewing Gum	Sour then Sweet SOUR PATCH Soft & Chewy Candy

kraft foods

… with a diversified portfolio of leading
confectionery brands
• Key global brands led by
Milka,
Cadbury,
Trident and Halls
• 40+ confectionery brands over $100 million with iconic status in respective markets
Chocolate
Kraft Foods
Gum Candy
Cadbury

This combination would further accelerate
long-term growth
Organic Revenue Growth 4%+ 5%+
Long-Term EPS Growth* 7% - 9% 9% - 11%
Long-Term Targets

*  Nothing in this presentation is intended to be a profit forecast and the statements in this presentation should not be interpreted to mean that the earnings per Kraft
Foods share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.
Kraft Foods
+ Cadbury
Kraft Foods

Agenda • Kraft Foods: A Strong Base to Build On • Kraft Foods + Cadbury: A Global Powerhouse • Kraft Foods’ Offer 22

Kraft Foods delivers attractive and
immediate value
• 300p in cash and 0.2589 Kraft Foods shares per
Cadbury share
–
Values each Cadbury share at 767p based on the 8 January 2010 closing stock prices and exchange rates
(1)
–
Shareholders may elect to accept an additional 60p in cash in lieu of a similar value of Kraft Foods shares under the partial cash alternative
• Provides Cadbury shareholders with both value
certainty and the opportunity to participate in future
upside of combined company
–
Through the partial cash alternative and a mix-and-match facility,
Cadbury shareholders have the opportunity to receive a higher proportion of their consideration as cash or stock
1) Based on Kraft Foods’ stock price of $28.93 as of 8 January 2010, and an exchange rate of 1.6022 $/£.

Short Interest
(shares in millions)
Stock Price
35
30
25
20
15
10
5
0
$30
$25
$20
$15
$10
$5
$0
15-Jan
15-Feb
15-Mar
15-Apr
15-May
15-Jun
15-Jul
15-Aug
15-Sep
15-Oct
15-Nov
15-Dec

kraft foods

We believe our offer is understated due to
recent share pressure
• Short interest has increased sharply since the announcement of the Kraft Foods offer on 4 September
(a) Source: Bloomberg.
Short interest KFT stock price

Kraft Foods is offering a significant premium
Premia to Cadbury’s Recent Trading Levels
Offer of 767p per Ordinary Share or $49.19 per ADR
(a)
568p $37.46
35%
31%
555p $36.68
38%
34%
524p $34.66
46%
40%
4 September
(b)
90-Day Average
Ending 4 September
(b)
3 July
(c)

Price per ordinary share Price per ADR
(a)
Reflects Kraft Foods closing stock price as of 8 January 2010 of $28.93 and a $/£ exchange rate of $1.6022.
(b)
The last business day preceding the announcement by Kraft Foods of a possible offer for Cadbury.
(c)
The day prior to analyst suggestions regarding potential sector consolidation.

We believe that Kraft Foods is by far the
best partner for Cadbury
• We have strong standalone operating and financial
momentum
• Kraft Foods + Cadbury is a compelling strategic fit
• The combination would further accelerate both
companies’ long-term growth
• Our offer delivers attractive and immediate value to
Cadbury shareholders

GAAP to Non-GAAP Reconciliation

As
Reported
(GAAP)
Asset
Impairment,
Exit and
Implementation
Costs -
Restructuring
Asset Impairments
/ Other Expenses -
Non-Restructuring
(Gains) /
Losses on
Divestitures,
Net
Excluding
Items
(Non-GAAP)
Kraft Foods
Net Revenues 41,932 $      -                      -                          -                   41,932 $
Operating Income 3,843 $       989                     223                         92                    5,147 $
Operating Income Margin 9.2% 12.3%
Kraft Foods
Reconciliation of GAAP to Non-GAAP Information
Operating Income Margin
For the Twelve Months Ended December 31, 2008
($ in millions) (Unaudited)

GAAP to Non-GAAP Reconciliation

For the Three Months Ended:
As Revised
(GAAP)
Asset Impairment, Exit
and Implementation
Costs - Restructuring
Asset Impairments /
Other Expenses - Non-
Restructuring
(Gains) / Losses on
Divestitures, net
Excluding Items
(Non-GAAP)
March 31, 2008
Net Revenues
10,046 $
- - -
10,046 $
Operating Income 1,067 $           98 3 18 1,186 $
Operating Income Margin 10.6% 11.8%
June 30, 2008
Net Revenues 10,804 $         - - - 10,804 $
Operating Income
1,423 $
121 1 74
1,619 $
Operating Income Margin
13.2% 15.0%
September 30, 2008
Net Revenues
10,401 $
- - -
10,401 $
Operating Income
1,023 $
90 112 1
1,226 $
Operating Income Margin 9.8% 11.8%
Kraft Foods Inc.
Operating Income Margins
($ in millions, except percentages) (Unaudited)

GAAP to Non-GAAP Reconciliation

9 Months
Ending
2007 2008 Sep. 30, 2009
Net Cash Provided by Operating Activities (GAAP) 3.6 $      4.1 $      3.3 $
Capital Expenditures (1.2) (1.4) (0.7)
Voluntary Pension Contribution 0.1 - 0.2
Discretionary Cash Flow 2.4 $      2.8 $      2.7 $
Discretionary cash flow from the Post cereals business (0.2) (0.1) -
Timing of Deferred Interest Payments on debt issuances for the
LU Biscuit acquisition - (0.3) -
Discretionary Cash Flow excluding Post cereals and
adjusted for Timing of Deferred Interest Payments 2.2 $      2.4 $      2.7 $
(1) May not add due to rounding
Kraft Foods
Reconciliation of GAAP to Non-GAAP Information
Cash Flows
For the Twelve Months Ended December 31,
($ in billions) (Unaudited)
(1)